UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

99.1	The Notice of Annual and Special Meeting dated March 24, 2021 filed as part of Exhibit 99.1, and the Management Proxy Circular of the Registrant dated March 24, 2021 filed as part of Exhibit 99.2 are hereby filed for the purpose of being and hereby are incorporated by reference into the Registrant’s registration statements filed under the Securities Act of 1933, as amended.

Form	Registration No.

S-8	333-72454

S-8	333-101470

S-8	333-236894

F-10	333-229991

The Form of Proxy of the Registrant filed as Exhibit 99.3 and the Notice of Availability filed as Exhibit 99.4 are hereby furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransAlta Corporation under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

TransAlta Corp. (the “Company”) is filing this Amendment on Form 6-K/A (this “Amendment”) to its Report on Form 6-K, dated March 29th, 2021 (the “Original 6-K”), solely to furnish a corrected version of the Original 6-K. The revised 6-K contains the signature of our Managing Director and Corporate Secretary, Scott Jeffers. Except as specifically described in this explanatory note, this Amendment does not amend, modify or update any disclosures contained in the Original 6-K, including with respect to any events occurring after the furnishing of the Original 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

By:	/s/ Scott Jeffers
Scott Jeffers
Managing Director and Corporate Secretary

Date: March 29, 2021.

EXHIBIT INDEX

99.1	TransAlta Corporation’s Notice of Annual and Special Meeting and Management Proxy Circular dated March 24, 2021 advising that TransAlta Corporation’s Annual and Special Meeting to be held on May 4, 2021 at 12:00 p.m. (Calgary time) will be held in a virtual-only meeting format.

99.2	TransAlta Corporation’s Management Proxy Circular dated March 24, 2021.

99.3	TransAlta Corporation’s Form of Proxy for its 2021 Annual and Special Meeting of Shareholders.

99.4	Notice of Availability of Proxy Materials for TransAlta Corporation’s 2021 Annual and Special Meeting